

April 25, 2017

Mr. James W. Harris
Chief Financial Officer
Forum Energy Technologies, Inc.
920 Memorial City Way, Suite 1000
Houston, TX 77024

> **Re: Forum Energy Technologies, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2016**
> **Filed February 28, 2017**
> **File No. 001-35504**

Dear Mr. Harris:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief
Office of Natural Resources